As filed with the Securities and Exchange Commission on April 20, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NextEra Energy, Inc.

(Exact name of registrant as specified in its charter)

Florida	59-2449419
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

700 Universe Boulevard

Juno Beach, Florida 33408-0420

(561) 694-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles E. Sieving, Esq.

Executive Vice President & General Counsel

NextEra Energy, Inc.

700 Universe Boulevard

Juno Beach, Florida 33408-0420

(561) 694-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard J. Parrino, Esq.

Kevin L. Vold, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(2)(3)
Common stock, par value $.01 per share	4,000,000	$62.50	$250,000,000	$28,650

(1)	Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement covers, in addition to the number of shares of common stock shown above, an indeterminate number of shares of common stock which, by reason of certain events specified in the NextEra Energy, Inc. Dividend Reinvestment and Direct Stock Purchase Plan, may become subject to such plan.
(2)	NextEra Energy, Inc. is applying $7,204 of filing fees in accordance with Rule 415(a)(6) under the Securities Act that have already been paid in connection with 2,278,999 shares of common stock that are included in this registration statement and that were previously registered, but were not sold, pursuant to Registration Statement No. 333-159011 (the “Prior Registration Statement”), filed on May 6, 2009, as amended. Pursuant to Rule 415(a)(6), no additional filing fee is required in connection with such 2,278,999 shares of common stock. In accordance with Rule 415(a)(6), the offering of securities registered under the Prior Registration Statement will be terminated as of the date of effectiveness of this registration statement. Accordingly a registration fee of $12,327 is being paid by NextEra Energy, Inc. in respect of the 1,721,001 shares of common stock being registered for the first time pursuant to this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sale prices of the common stock on April 16, 2012 as reported on the New York Stock Exchange.

PROSPECTUS

NEXTERA ENERGY, INC.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

4,000,000 Shares of Common Stock

NextEra Energy, Inc. is offering its existing shareholders and new investors the opportunity to acquire NextEra Energy common stock through its Dividend Reinvestment and Direct Stock Purchase Plan. This prospectus describes and constitutes the Plan. Please read this prospectus carefully and keep it for future reference.

Participation in the Plan is entirely voluntary, and you may discontinue your participation at any time. You may participate in the Plan regardless of whether you hold your shares directly or indirectly through a broker, bank or other intermediary.

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If you are a new investor, you may join the Plan by making an initial investment in NextEra Energy common stock of at least $250 and up to a maximum of $25,000. NextEra Energy may permit initial investments in excess of this maximum amount in some instances, and may offer discounts of up to 5% on these investments of over $25,000.

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If you are an existing holder of NextEra Energy common stock, you may purchase additional shares of common stock by reinvesting all or a portion of the cash dividends paid on your shares of common stock, or by making optional cash investments of at least $100 and up to a maximum of $25,000 per month. NextEra Energy may permit optional cash investments in excess of this maximum amount in some months, and may offer discounts of up to 5% on these investments of over $25,000.

NextEra Energy’s common stock is listed on the New York Stock Exchange and trades under the symbol “NEE.” The last reported sale price of the common stock on the New York Stock Exchange on April 19, 2012 was $62.72.

The purchase price of common stock purchased directly from NextEra Energy for dividend reinvestments or optional cash investments not exceeding $25,000 will be the average of the daily high and low sale prices of the common stock as reported on the consolidated tape for New York Stock Exchange-listed companies administered by the Consolidated Tape Association for the investment date. The purchase price of common stock purchased directly from NextEra Energy for optional cash investments in excess of $25,000 on each purchase date during the applicable pricing period will be equal to 100%, less any discount, of the volume weighted average price, rounded to four decimal places, of the common stock as traded on the New York Stock Exchange only during regular New York Stock Exchange hours on that purchase date. The purchase price of common stock purchased from third parties in the open market will be the weighted average price of all shares so purchased for the applicable investment period.

NextEra Energy’s principal executive offices are located at 700 Universe Boulevard, Juno Beach, Florida 33408-0420, and its telephone number at that address is (561) 694-4000. NextEra Energy’s mailing address is P.O. Box 14000, Juno Beach, Florida 33408- 0420.

Investing in shares of NextEra Energy common stock involves risk. See “Risk Factors” beginning on page 1 of this prospectus and the documents incorporated by reference in this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2012.

You should rely only on the information included or incorporated by reference in this prospectus or any supplement to this prospectus. NextEra Energy has not authorized anyone else to provide you with additional or different information. NextEra Energy is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the dates on the front of those documents or that the information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference or any earlier date specified in such incorporated document.

Unless the context indicates otherwise, references in this prospectus to “NextEra Energy” are to NextEra Energy, Inc.

i

RISK FACTORS

An investment in NextEra Energy’s common stock involves risks. You should carefully consider the risks described below and the risks described under “Risk Factors” in NextEra Energy’s most recent Annual Report on Form 10-K, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. The business, financial condition or results of operations of NextEra Energy and its subsidiaries, and the market price of NextEra Energy’s common stock, could be materially adversely affected by these risks.

NextEra Energy may be unable to meet its ongoing and future financial obligations and to pay dividends on its common stock if its subsidiaries are unable to pay upstream dividends or repay funds to NextEra Energy.

NextEra Energy is a holding company and, as such, has no material operations of its own. Substantially all of NextEra Energy’s consolidated assets are held by its subsidiaries. NextEra Energy’s ability to meet its financial obligations, including, but not limited to, its guarantees, and to pay dividends on its common stock are primarily dependent on its subsidiaries’ net income and cash flows, which are subject to the risks of their respective businesses, and their ability to pay upstream dividends or to repay funds to NextEra Energy.

NextEra Energy’s subsidiaries are separate legal entities and have no independent obligation to provide NextEra Energy with funds for its payment obligations. The subsidiaries have financial obligations, including, but not limited to, payment of debt service, which they must satisfy before they can fund NextEra Energy. In addition, in the event of a subsidiary’s liquidation or reorganization, NextEra Energy’s right to participate in a distribution of assets is subject to the prior claims of the subsidiary’s creditors.

The dividend-paying ability of some of the subsidiaries is limited by contractual restrictions which are contained in outstanding financing agreements and which may be included in future financing agreements. The future enactment of laws or regulations also may prohibit or restrict the ability of NextEra Energy’s subsidiaries to pay upstream dividends or to repay funds.

NextEra Energy may be unable to meet its ongoing and future financial obligations and to pay dividends on its common stock if NextEra Energy is required to perform under guarantees of obligations of its subsidiaries.

NextEra Energy guarantees many of the obligations of its consolidated subsidiaries, other than Florida Power & Light Company, through guarantee agreements with NextEra Energy Capital Holdings, Inc., a NextEra Energy subsidiary. These guarantees may require NextEra Energy to provide substantial funds to its subsidiaries or their creditors or counterparties at a time when NextEra Energy is in need of liquidity to meet its own financial obligations. Funding such guarantees may adversely affect NextEra Energy’s ability to pay dividends.

Disruptions, uncertainty or volatility in the credit and capital markets may exert downward pressure on the market price of NextEra Energy’s common stock.

The market price and trading volume of NextEra Energy’s common stock are subject to fluctuations as a result of, among other factors, general stock market conditions and changes in market sentiment regarding the operations, business and financing strategies of NextEra Energy and its subsidiaries. As a result, disruptions, uncertainty or volatility in the credit and capital markets may, for example, have a material adverse effect on the market price of NextEra Energy’s common stock.

Provisions in NextEra Energy’s organizational documents and the Florida Business Corporation Act could discourage takeover attempts that NextEra Energy’s board of directors and management oppose even if holders of common stock might benefit from a change in control of NextEra Energy.

Provisions in NextEra Energy’s charter and bylaws and the Florida Business Corporation Act, or “Florida Act,” may make it difficult and expensive for a third party to pursue a takeover attempt that NextEra Energy’s board of directors and management oppose even if a change in control of NextEra Energy might be beneficial to the interests of holders of common stock. Among charter provisions that could have an anti-takeover effect are those that:

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permit the shareholders to remove a director only for cause and only by the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of voting stock (which the charter defines to include the common stock and any other capital stock entitled to vote generally in the election of directors), voting together as a single class;

•	provide that a vacancy on the board of directors may be filled only by a majority vote of the remaining directors;

•	prohibit the shareholders from taking action by written consent in lieu of a meeting of shareholders;

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limit the persons who may call a special meeting of shareholders to the chairman of the NextEra Energy board of directors, the president or secretary, a majority of the board of directors or the holders of a majority of the outstanding shares of stock entitled to vote on the matter or matters to be presented at the meeting;

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require the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of voting stock, voting together as a single class, to approve certain “business combinations” with an “interested shareholder,” as those terms are defined in the charter, or the interested shareholder’s affiliate, unless such transactions are approved by a majority of the “continuing directors,” as defined in the charter, or, in some cases, unless specified minimum price and procedural requirements are met;

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require any action by shareholders to amend or repeal the NextEra Energy bylaws, or to adopt new bylaws, to receive the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of voting stock, voting together as a single class; and

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require the affirmative vote of holders of at least 75% of the voting power of the outstanding shares of voting stock, voting together as a single class, to alter, amend or repeal specified provisions of the charter, including the foregoing provisions.

The NextEra Energy bylaws contain some of the foregoing provisions contained in the charter. In addition, the bylaws contain provisions that limit to 16 directors the maximum number of authorized directors of NextEra Energy and that establish advance notice requirements for shareholders to nominate candidates for election as directors at any annual or special meeting of shareholders or to present any other business for consideration at an annual meeting.

As a Florida corporation, NextEra Energy is subject to the Florida Act, which provides that an affiliated transaction with an interested shareholder generally must be approved by the affirmative vote of the holders of two-thirds of NextEra Energy’s voting shares, other than the shares beneficially owned by the interested shareholder. The Florida Act also contains a control-share acquisition statute which provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The charter authorizes the NextEra Energy board of directors from time to time and without shareholder action to provide for the issuance of up to 100,000,000 shares of preferred stock in one or more series, and to fix the powers, preferences and rights of each such series. The rights and privileges of holders of common stock may be adversely affected by the powers, preferences and rights of holders of any series of preferred stock which the NextEra Energy board of directors may authorize for issuance from time to time. By authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights and preferences, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of NextEra Energy or otherwise could adversely affect the market price of the common stock.

NEXTERA ENERGY AND ITS SUBSIDIARIES

NextEra Energy is one of the largest electric power companies in North America, with over 41,000 megawatts, or “mw,” of generating capacity in 24 states in the U.S. and three provinces in Canada, and employing approximately 14,800 people as of December 31, 2011. NextEra Energy provides retail and wholesale electric services to more than four million customers and owns generation, transmission and distribution facilities to support its services. It also purchases electric power for resale to its customers and provides risk management services related to power and gas consumption for a limited number of customers. NextEra Energy is the largest generator in the U.S. of renewable energy from the wind and sun and owned approximately 18% of the installed base of U.S. wind power production capacity as of December 31, 2011. NextEra Energy also produces electricity from solar facilities, and owns and operates one of the largest fleets of nuclear power stations in the U.S., with eight reactors at five sites located in four states, representing approximately 6% of U.S. nuclear power electric generating capacity as of December 31, 2011.

NextEra Energy’s business strategy has emphasized the development, acquisition and operation of renewables, nuclear and natural gas-fired generation facilities in response to long-term federal policy trends supportive of zero and low air emissions sources of power. NextEra Energy’s generation fleet has significantly lower rates of emissions of carbon dioxide, sulfur dioxide and nitrogen oxide than the average rates of the U.S. electric power industry, with approximately 93% of its 2011 generation, measured by megawatt-hours produced, coming from renewables, nuclear and natural gas-fired facilities. Certain environmental attributes of NextEra Energy’s electric generating facilities, such as renewable energy credits, emissions reductions, offsets, allowances and the avoided emission of greenhouse gas pollutants, have been or likely will be sold or transferred to third parties, who are solely entitled to the reporting rights and ownership of the environmental attributes.

NextEra Energy, Inc. was incorporated in 1984 under the laws of Florida and conducts its operations principally through two wholly-owned subsidiaries, Florida Power & Light Company, or “FPL,” and NextEra Energy Resources, LLC, or “NEER.” FPL is a rate-regulated electric utility engaged primarily in the generation, transmission, distribution and sale of electric energy in Florida. FPL is the largest electric utility in the state of Florida and one of the largest electric utilities in the U.S. based on generation. FPL is vertically integrated, with approximately 24,500 mw of generating capacity as of December 31, 2011. FPL’s investments in its infrastructure since 2001, such as modernizing less efficient generating plants and upgrading its transmission and distribution systems, have allowed FPL to produce more energy with less fuel and fewer air emissions, and deliver service reliability that was among the best of the Florida investor-owned utilities, all while providing residential and commercial bills that were among the lowest in Florida and below the national average based on a rate per kilowatt-hour as of July 2011. With 85% of its power generation coming from natural gas, nuclear and solar, FPL is also one of the cleanest electric utilities in the nation. Based on 2011 information, FPL’s emissions rates for carbon dioxide, sulfur dioxide and nitrogen oxide were 36%, 84% and 72% lower, respectively, than the average rates of the U.S. electric power industry.

NEER is one of the largest wholesale generators of electric power in the U.S., with approximately 16,600 mw of generating capacity across 22 states and three Canadian provinces as of December 31, 2011. NEER produces the majority of its electricity from clean and renewable sources, including wind, solar and hydro. NEER also provides full energy and capacity requirements services, owns a retail electricity provider serving customers in 13 states and the District of Columbia and engages in power and gas marketing and trading activities.

WHERE YOU CAN FIND MORE INFORMATION

NextEra Energy files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” You may read and copy any information filed by NextEra Energy at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including NextEra Energy, that file information electronically with the SEC. NextEra Energy’s SEC filings are also available to the public at the Investors section of its Internet site at www.nexteraenergy.com. NextEra Energy’s website address is included as an inactive textual reference only, and the contents of NextEra Energy’s website are not a part of this prospectus.

INCORPORATION BY REFERENCE

NextEra Energy incorporates by reference in this prospectus the following documents filed by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” excluding any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K, any furnished exhibit related to such information, and any other documents or portions of documents furnished and not filed:

(1)	NextEra Energy’s Annual Report on Form 10-K for the year ended December 31, 2011;

(2)	NextEra Energy’s Current Reports on Form 8-K filed with the SEC on January 17, 2012, February 9, 2012, March 16, 2012 (excluding information in such report furnished pursuant to Items 7.01 and 9.01), March 19, 2012 and March 27, 2012; and

(3)	the description of NextEra Energy’s common stock contained in its Current Report on Form 8-K filed with the SEC on January 26, 2009, as amended by its Current Report on Form 8-K filed with the SEC on February 19, 2010, including any further amendment or report NextEra Energy files for the purpose of updating this description.

In addition, NextEra Energy incorporates by reference in this prospectus all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K, any furnished exhibit related to such information, and any other documents or portions of documents furnished and not filed, unless specifically incorporated by reference in this prospectus or the registration statement of which this prospectus forms a part) subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold. All such incorporated documents shall be deemed to be a part of this prospectus from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

NextEra Energy will, upon written or oral request, provide a copy of any or all of the information it incorporates by reference (including any exhibits specifically incorporated by reference in that information), at no cost, to each person, including any beneficial owner, to whom this prospectus is delivered. To request a copy of any or all of this information, you should write or telephone NextEra Energy at the following address and telephone number:

NextEra Energy, Inc.

P.O. Box 14000

Juno Beach, Florida 33408-0420

(800) 222-4511

Attn: Shareholder Services

FORWARD-LOOKING STATEMENTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, NextEra Energy includes or incorporates by reference in this prospectus cautionary statements identifying important factors that could cause NextEra Energy’s actual results to differ materially from those contained or implied in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of NextEra Energy in this prospectus or any supplement to this prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as will, will likely result, are expected to, will continue, is anticipated, aim, believe, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in the “Risk Factors” sections of this prospectus and NextEra Energy’s reports and in other information included or incorporated by reference in this prospectus (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on the operations and financial results of NextEra Energy and its subsidiaries and could cause the actual results of NextEra Energy and its subsidiaries to differ materially from those contained or implied in forward-looking statements made by or on behalf of NextEra Energy.

Any forward-looking statement speaks only as of the date on which that statement is made, and NextEra Energy undertakes no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date as of which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

DESCRIPTION OF THE PLAN

The following is a description of the material terms of the NextEra Energy, Inc. Dividend Reinvestment and Direct Stock Purchase Plan, or the “Plan.”

Purpose

The Plan provides existing shareholders and new investors with a convenient way to acquire NextEra Energy common stock by:

•	investing cash dividends paid on NextEra Energy common stock; and

•	making optional cash payments to purchase NextEra Energy common stock.

You may participate in the Plan even if you wish only to make optional cash investments without reinvesting cash dividends on your shares of common stock.

You may participate in the Plan regardless of whether you hold your shares directly or indirectly through a broker, bank or other intermediary.

Plan Administrator

Computershare Trust Company, N.A., or “Computershare,” serves as Plan Administrator. The Plan Administrator, either directly or through affiliates, receives optional cash investments, directs the purchase and sale of shares of common stock for Plan participants, keeps records, sends statements and performs other duties required by the Plan. An affiliate of Computershare serves as transfer agent, registrar and dividend paying agent for NextEra Energy common stock.

The Plan Administrator may appoint an independent agent to act on behalf of Plan participants in buying common stock in the open market and in selling shares of common stock held in the Plan for participants.

Contact Information for Plan Administrator

You may contact the Plan Administrator as follows:

By telephone:	1-888-218-4392 toll-free from the United States and Canada 1-312-360-5115 from outside the United States and Canada

Customer service representatives are available Monday through Friday from 9:00 a.m. to 5:00 p.m. Eastern Time, except on New York Stock Exchange, or “NYSE,” holidays.

In writing:	NextEra Energy Dividend Reinvestment and Direct Stock Purchase Plan c/o Computershare Trust Company, N.A. P.O. Box 43078 Providence, RI 02940-3078

On the Internet:	www.computershare.com/nee

Please include your name, address, daytime telephone number and account number and refer to NextEra Energy on all correspondence.

Who May Join

You may participate in the Plan if you are:

•	a current holder of NextEra Energy common stock;

•	a new investor that is a U.S. citizen or a corporation or other entity organized or domiciled in the United States; or

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a new investor that is a foreign citizen or a corporation or other entity organized or domiciled outside the United States, if there are no laws or governmental regulations that would prohibit you from participating, or that would affect the terms of the Plan.

How to Join

There is no fee for enrolling in the Plan. You can obtain an enrollment form and a pre-addressed envelope by telephoning the Plan Administrator or by writing the Plan Administrator at its address.

•	If you already own NextEra Energy common stock and the shares are registered in your name, you can join the Plan by:

•	completing an enrollment form and returning it to the Plan Administrator;

•	telephoning the Plan Administrator; or

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enrolling online through the Plan Administrator’s website at www.computershare.com/nee. You also can access this site by going to the Investors section of NextEra Energy’s website at www.nexteraenergy.com and clicking on the link you will find there.

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If your shares of NextEra Energy common stock are held in “street name” in a brokerage, bank or other intermediary account, you can participate in the Plan either by instructing your broker, bank or other intermediary to have your shares transferred into your name and then enrolling in the Plan, or by requesting your broker, bank or other intermediary to participate in the Plan on your behalf. Please contact your broker, bank or other intermediary if you wish to participate in the Plan.

•	If you do not currently own any NextEra Energy common stock, you can join the Plan by:

•	completing and returning an enrollment form, along with an initial investment of at least $250 or a completed direct debit authorization for future automatic monthly deductions; or

•	enrolling online through the Plan Administrator’s website at www.computershare.com/nee and agreeing to a one-time deduction from your bank account.

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If you wish to make an initial investment in an amount greater than $25,000, you must follow the procedures specified below under “—Optional Cash Investments Over Maximum Monthly Amount.” NextEra Energy may permit these optional cash investments of over $25,000 in some months, and may offer discounts of up to 5% on these investments.

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The Plan Administrator will arrange for the purchase of shares for your account, but will not pay interest on amounts held pending investment. After you purchase the initial shares, the Plan Administrator will mail a statement to you.

Summary of Participation Fees

The following fees apply to your participation in the Plan as of the date of this prospectus:

Enrollment fee	None

Service fee for dividend reinvestment	None

Service fee for optional cash investment	None

Processing fee for purchase of shares (including any brokerage commissions the Plan Administrator is required to pay)	None (purchased from NextEra Energy); $0.03 per share purchased (open market)

Fee for safekeeping	None

Service fee for a batch order sale of shares (partial or full)	$15

Service fee for a market order sale of shares (partial or full)	$25

Service fee for sale of a fractional share at termination or withdrawal	$15

Processing fee for sale of shares (including any brokerage commissions the Plan Administrator is required to pay)	$0.12 per share sold

Returned check or failed electronic payment fee	$25

Fee for duplicate statements of account	$10 per statement, for statements for any year before the current year

NextEra Energy may change these participation fees at any time. NextEra Energy will give you notice of any fee increase before the increase becomes effective with respect to you.

Dividend Reinvestment

Investment Options.  When you enroll, you may choose one of the following three investment options regarding cash dividends on your NextEra Energy common stock:

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Full Dividend Reinvestment:  The cash dividends, minus any withholding tax, on all shares registered in your name or credited to your account will automatically be fully reinvested in shares of NextEra Energy common stock.

or

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Partial Dividend Reinvestment:  You will receive a check or electronic deposit for cash dividends, minus any withholding tax, based on the number of full shares of common stock in your name or credited to your account which you specify in your enrollment form. The cash dividends on the remaining shares will automatically be reinvested in shares of NextEra Energy common stock. This option allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

or

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Full Payment of Cash Dividends:  None of your cash dividends will be reinvested in shares of NextEra Energy common stock. You will receive a check or electronic deposit for the full amount of cash dividends, minus any withholding tax, paid on the shares registered in your name or credited to your account.

If you do not specify any option when you enroll, your account automatically will be set up for full dividend reinvestment.

You must instruct any broker, bank or other intermediary holding shares on your behalf as to your preferred option regarding reinvestment of dividends on those shares through the Plan.

Initial Option Selection.  Your reinvestment option will not apply to a particular cash dividend if you do not enroll in the Plan at least one business day before the “record date” for that dividend, which is the date on which a person must be a registered holder of NextEra Energy common stock in order to receive dividends. If you enroll after the business day preceding the record date for a dividend payment, reinvestment of dividends will be delayed until payment of the dividend for the next dividend period. No interest will be paid on funds held by the Plan Administrator pending investment.

Change of Option.  You may change your investment option at any time by completing a new enrollment form and returning it to the Plan Administrator, by telephoning the Plan Administrator or by contacting the Plan Administrator online at www.computershare.com/nee. The Plan Administrator must receive notice of a change of your investment option at least one business day before the record date for a dividend payment for the change to be effective for that dividend payment.

Dividend Payment Dates.  Cash dividends on shares of NextEra Energy common stock are subject to the discretion of the NextEra Energy board of directors and are normally payable on the 15th day of March, June, September and December (or, if such 15th day is a Saturday, Sunday or federal holiday, on the next business day).

Credit of Reinvested Dividends.  If the Plan Administrator acquires the shares for a particular dividend reinvestment from NextEra Energy, your account will be credited with the shares on the dividend payment date. If the Plan Administrator acquires the shares through open market transactions, purchases of shares of common stock made with reinvested dividends for any dividend period will begin on the related dividend payment date and will continue until all purchases for that dividend payment date are completed. In this case, your account will be credited with the shares following the last day on which all such purchases are completed.

Electronic Deposit of Cash Dividends.  If you choose partial dividend reinvestment or full payment of cash dividends, you can have your cash dividends deposited directly into your bank account, instead of receiving a check by mail. To have your cash dividends deposited electronically, you must request an authorization for electronic direct deposit form or enroll online at www.computershare.com/nee. You should allow 30 days from the date of the Plan Administrator’s receipt of the completed form or online request for the direct deposit to be established. You also may change your designated bank account for direct deposit or discontinue this feature by notifying the Plan Administrator in writing or online at www.computershare.com/nee.

Optional Monthly Cash Investments from $100 to $25,000

You may purchase shares of NextEra Energy common stock by using the Plan’s optional cash investment feature, but you have no obligation to make such an investment. Optional investments will be available on a monthly basis. You may elect to purchase shares in some months but not others. If you are not a Plan participant at the time you wish to make your first optional investment, you must enroll in the Plan in connection with that investment.

Minimum and Maximum Investments.  To purchase shares using the optional cash investment feature:

•	you must invest at least $100 for any monthly investment; and

•

unless NextEra Energy approves your “request for waiver” to invest more than $25,000 monthly, you may not invest more than $25,000 in any month. See “—Optional Cash Investments Over Monthly Maximum Amount” below for more information on how to make a request for waiver for a particular month.

Any optional cash investment that is less or more than the permitted monthly investment amounts will be returned to you without interest.

Monthly Investment Date.  The investment date for each month will be the 15th day of that month (unless that day is not a trading day on the NYSE, in which case the investment date will be the next trading day).

Payment of Funds for Investment.  If you wish to purchase from $100 to $25,000 of shares of NextEra Energy common stock in any month, the Plan Administrator must receive your funds for the investment no later than the second business day before the investment date for such month. If the Plan Administrator does not receive your funds by this deadline, it may hold those funds and invest them the next month. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit funds for any optional cash investments so that they reach the Plan Administrator shortly before the deadline. This will minimize the period during which your funds are not invested.

To obtain the return of funds transmitted for investment before any investment date, the Plan Administrator must receive a written request from you no later than the second business day before the investment date.

Payment Options.  You have three payment options:

•

By Check:  You may send the Plan Administrator a check in U.S. dollars drawn on a U.S. bank and made payable to “Computershare–NextEra Energy.” If you are not in the United States, please contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the dollar amount printed is in U.S. funds. Because of the longer clearance period, the Plan Administrator is unable to accept payment in the form of checks that clear through non-U.S. banks. The Plan Administrator will not accept payment in the form of cash, money orders, traveler’s checks or third-party checks. To facilitate the processing of your investment, please use the payment form attached to your account statement and mail your investment form in the envelope provided.

•

By Online Investment:  You may make optional cash investments online through the Plan Administrator’s website at www.computershare.com/nee. To purchase shares online, you must authorize the withdrawal of funds from your bank account by electronic funds transfer.

•

By Automatic Withdrawal from Your Bank Account:  If you wish to make regular monthly purchases without writing checks, you can authorize an automatic monthly withdrawal from your bank account by completing and submitting to the Plan Administrator a direct debit authorization form or by providing the authorization online at www.computershare.com/nee. Funds will be deducted from your account on the 10th day of each month (or, if that day is not a business day, on the next business day) and will be invested beginning on the next investment date. You should allow three to four weeks for your first automatic withdrawal to be initiated. You may change or terminate your automatic withdrawal authorization online or by written notice to the Plan Administrator at least seven business days before the next scheduled cash withdrawal.

Insufficient Funds.  A $25 fee will be assessed if any check or deposit is returned unpaid, or if an automatic withdrawal from your bank account fails due to insufficient funds. In addition, the Plan Administrator will consider null and void the request for any optional cash investment associated with insufficient funds and will immediately remove any shares already credited to your account in anticipation of receiving those funds. The foregoing fee and any other incidental costs associated with the insufficient funds will be collected by the Plan Administrator through the sale of an appropriate number of shares from your Plan account. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.

Credit of Shares in Plan Accounts.  If the Plan Administrator acquires the shares for a particular optional cash investment from $100 to $25,000 from NextEra Energy, your account will be credited with the shares purchased on the monthly investment date. If the Plan Administrator acquires the shares through open market transactions, purchases of shares of common stock will begin on the investment date and will continue until all purchases for that cash investment are completed. In this case, your account will be credited with the shares following the last day on which all such purchases are completed.

Optional Cash Investments Over Maximum Monthly Amount

Optional cash investments in excess of $25,000 per month (including any initial investments in excess of $25,000) may be made only by investors that submit requests for waiver that are approved by NextEra Energy.

Submission of Requests for Waiver.  NextEra Energy, in its sole discretion, may determine not to accept requests for waiver for any month. Investors who wish to make optional investments in excess of $25,000 for any month should telephone NextEra Energy at (888) 556-2399 on the fifth business day before the first calendar day of that month to determine (by a pre-recorded message) if NextEra Energy will be considering requests for waivers for such month. When you call, you will be informed of one of the following:

•	NextEra Energy will not be considering requests for waiver;

•

NextEra Energy will be considering requests for waiver, in which case NextEra Energy will provide information about the pricing of the shares to be sold, including the length of the applicable pricing period and the amount of the waiver discount, if any; or

•

NextEra Energy has not yet determined whether it will be considering requests for waiver, in which case NextEra Energy will inform you of a later date when you can call to find out whether NextEra Energy will be considering requests for waiver.

Request for waiver forms may be obtained online through NextEra Energy’s website at www.nexteraenergy.com/investors. NextEra Energy must receive completed requests for waiver by facsimile at fax no. (561) 694-3707 no later than 3:00 p.m. Eastern Time on the third business day before the first day of the “pricing period” for the applicable monthly investment, as described below under “—Determination of Purchase Price.” NextEra Energy will notify by telephone any investor whose request for waiver has been approved of such approval (including the amount of the investment approved) by 5:00 p.m. Eastern Time on the second business day before the first day of the applicable pricing period. If you do not receive a response from NextEra Energy, you should assume that NextEra Energy has denied your request.

The Plan Administrator must receive good funds relating to any approved request for waiver by wire transfer to the account designated by NextEra Energy no later than 2:00 p.m. Eastern Time on the business day before the first day of the applicable pricing period. All such funds received after 2:00 p.m. Eastern Time on such business day will be returned without interest.

Action on Requests for Waiver.  NextEra Energy has the sole discretion to grant or to refuse to grant, in whole or in part, a request for waiver. In acting on a request for waiver, NextEra Energy will consider relevant factors, including without limitation:

•	whether the Plan is then purchasing shares of NextEra Energy common stock from NextEra Energy or from third parties in the open market;

•	NextEra Energy’s need for additional funds;

•	the attractiveness of obtaining those funds through the sale of NextEra Energy common stock under the Plan in comparison to other available sources of funds;

•	the purchase price likely to apply to any sale of NextEra Energy common stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares of common stock held by that party; and

•	the aggregate amount of optional investments in excess of $25,000 for the month for which Plan participants have submitted requests for waiver.

If requests for waiver are submitted for any investment date for a total amount greater than the amount NextEra Energy is then willing to accept, NextEra Energy may honor those requests on any basis that it, in its sole discretion, considers appropriate, which may include reducing on a pro rata basis the amount that requesting participants may invest.

Determination of Purchase Price.  To determine the purchase price of shares of common stock purchased from NextEra Energy pursuant to a request for waiver, NextEra Energy will fix the number of trading days in the “pricing period” for the applicable investment. The pricing period will consist of one to ten consecutive trading days unless the pricing period is extended, as described below under “—Pricing Period Extension Feature.” On each of these trading days, NextEra Energy will apply an equal portion of the amount approved for investment pursuant to a request for waiver to purchase shares of NextEra Energy common stock, subject to the qualifications described below. Each day in the pricing period on which shares are purchased is referred to as a “purchase date.”

The price for shares purchased on each purchase date in a pricing period will be equal to 100% (less any applicable waiver discount, as described below) of the volume weighted average price, rounded to four decimal places, of NextEra Energy common stock, as traded on the NYSE only during regular NYSE hours on that date. NextEra Energy will obtain this pricing information from Bloomberg, LP or, if Bloomberg, LP is no longer providing this information, another appropriate source.

Threshold Price.  NextEra Energy may establish for a pricing period a minimum, or “threshold,” price applicable to optional cash purchases made pursuant to a request for waiver. NextEra Energy will make this determination in its sole discretion after a review of, among other factors, current market conditions, the level of participation in the Plan and NextEra Energy’s current and projected capital needs.

If established for any pricing period, the threshold price will be stated as a dollar amount which the volume weighted average price, rounded to four decimal places, of NextEra Energy common stock, as traded on the NYSE only during regular NYSE hours, must equal or exceed for each trading day of such pricing period (not adjusted for discounts, if any) in order for such trading day to be considered a purchase date. Except as provided below, any trading day for which such volume weighted average price is less than the applicable threshold price will not be considered a purchase date and no funds will be invested in shares of NextEra Energy common stock on that date. Funds that are not invested will be returned to you without interest, as described below under “—Return of Uninvested Funds.”

The establishment of the threshold price and the possible return of a portion of your investment apply only to optional cash investments made pursuant to requests for waiver. Establishing a threshold price for a particular pricing period will not affect the establishment of a threshold price for any subsequent pricing period. NextEra Energy may waive its right to set a threshold price for any particular pricing period. Neither NextEra Energy nor the Plan Administrator is required to give you notice of the threshold price established for any pricing period.

Pricing Period Extension Feature.  If NextEra Energy establishes a threshold price for any pricing period, it may elect to use a pricing period extension feature for that pricing period. If NextEra Energy does so, the initial pricing period may be extended by the number of trading days, up to five trading days, during the initial pricing period on which the threshold price is not satisfied or on which there are no trades of NextEra Energy common stock on the NYSE.

If NextEra Energy elects to use the pricing period extension feature and the threshold price is satisfied for any additional trading day that has been added to the initial pricing period, that trading day will be included as a purchase date for the pricing period. For example, if the extension feature is in use and the initial pricing period is ten trading days, but the threshold price is not satisfied on three out of those ten days, the pricing period automatically will be extended by three trading days. If the threshold price is satisfied on any of the three trading days during the extended pricing period, each of those three trading days will become a purchase date for that pricing period.

Waiver Discount.  NextEra Energy may establish a discount from the price otherwise applicable to optional cash purchases (including initial investments) made pursuant to a request for waiver, but is not obligated to establish any such discount. Any discount may be up to a maximum of 5% of the purchase price otherwise applicable and may vary from month to month, but will apply uniformly to all optional cash investments made pursuant to requests for waiver on each purchase date in a particular pricing period.

NextEra Energy may establish any discount in its sole discretion after a review of, among other factors, current market conditions, the level of participation in the Plan, the attractiveness of obtaining financing through the sale of common stock as compared to other sources of funds, and its current and projected capital needs. Establishing a discount for a particular pricing period will not affect the establishment of a discount for any subsequent pricing period.

Settlement.  Any investor purchasing shares of NextEra Energy common stock pursuant to a request for waiver will be treated as the beneficial owner of all shares purchased on each purchase date in the applicable pricing period as of the close of business on such purchase date, although Plan shares will not be credited to such investor’s account until the conclusion of the pricing period unless NextEra Energy uses the “continuous settlement feature” described below for that pricing period.

If NextEra Energy elects to use the continuous settlement feature, shares will be credited to the Plan accounts of investors purchasing shares pursuant to requests for waiver within three trading days after each purchase date. NextEra Energy may activate the continuous settlement feature for a particular monthly investment at the time NextEra Energy determines other pricing information in respect of shares to be sold pursuant to requests for waiver.

Return of Uninvested Funds.  The uninvested amount of your proposed investment pursuant to a request for waiver will be returned to you without interest if the threshold price is not met or NextEra Energy common stock is not traded on the NYSE on any trading day during a pricing period or extended pricing period, if applicable. NextEra Energy will return any uninvested funds to you within five business days after the last day of the pricing period, as it may be extended. The amount returned will be based on the number of days on which the threshold price was not satisfied or no trades were reported on the NYSE compared to the total number of days in the pricing period or extended pricing period, as applicable. For example, the amount returned for a ten-day pricing period will equal one-tenth of the total amount of your proposed waiver investment for each trading day on which the threshold price is not satisfied or NextEra Energy common stock is not traded on the NYSE.

Purchase of Shares

Sources of Shares.  The Plan Administrator will purchase shares of common stock needed to meet the requirements of Plan participants for dividend reinvestments and optional cash investments:

•	directly from NextEra Energy in the form of authorized but unissued shares or treasury shares;

•	from third parties, through open market purchases; or

•	using a combination of direct purchases from NextEra Energy and purchases from third parties.

NextEra Energy will have the sole discretion to determine which of these sources of shares will be used to meet Plan requirements from time to time. If the Plan Administrator purchases shares of NextEra Energy common stock from third parties, you will be required to pay a processing fee, as described above under “—Summary of Participation Fees.”

Pricing of Shares Purchased from NextEra Energy.  NextEra Energy may elect to satisfy the requirements of Plan participants for dividend reinvestments or optional cash investments not exceeding $25,000 per month with shares purchased directly from NextEra Energy. If it does so, the purchase price of the shares will be the average of the daily high and low sale prices of the NextEra Energy common stock as reported on the consolidated tape for NYSE-listed companies administered by the Consolidated Tape Association for the investment date. No processing fee will be charged.

The pricing of shares of common stock purchased from NextEra Energy pursuant to requests for waiver is described above under “—Optional Cash Investments Over Maximum Monthly Amount.”

Pricing of Shares Purchased from Third Parties.  If NextEra Energy elects to satisfy the requirements of Plan participants through shares purchased in the open market, the price per share will be the weighted average price of all shares purchased by the Plan Administrator’s independent agent for the applicable investment period. You will be required to pay a processing fee, as described above under “—Summary of Participation Fees.”

Timing and Control When Shares are Purchased from Third Parties.  The Plan Administrator will make arrangements with an independent agent to use reinvested cash dividends and optional cash investments to purchase shares of common stock in the open market on such terms as the Plan Administrator may reasonably determine. Purchases will begin on the applicable investment date and may be made over a number of days to meet the requirements of the Plan. No interest will be paid on funds held by the Plan Administrator pending investment. The independent agent may commingle your funds with those of other participants in the Plan for purposes of executing purchase transactions.

Because the Plan Administrator will arrange for the purchase of shares, neither NextEra Energy nor any participant in the Plan has the authority or power to control either the timing or pricing of the shares purchased. Therefore, you will not be able to time precisely your purchases through the Plan, and you will bear the market risk associated with fluctuations in the price of NextEra Energy common stock. As a result, if you transmit funds for an optional cash investment, it is possible that the market price of NextEra Energy common stock could rise or fall before the Plan Administrator arranges to purchase common stock with your funds. The Plan Administrator will use its best efforts to apply all funds to the purchase of shares before the next investment date, subject to any applicable requirements of federal or state securities laws or regulations.

Sale of Shares

You can sell any number of shares held in your Plan account by notifying the Plan Administrator. You have the following two choices when making a sale, depending on how you submit your sale request:

•

Market Order:  A market order is a request to sell shares promptly at the current market price. You should make a market order to sell shares you hold through the Plan if you seek immediate execution of your proposed sale transaction. Market order sales are available only if you submit your sale request online through the Plan Administrator’s website at www.computershare.com/nee or by telephoning the Plan Administrator. Market order sale requests received online or by telephone will be placed promptly upon receipt during NYSE trading hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day on which the NYSE is open. The price will be the market price of the sale obtained by the Plan Administrator’s independent agent, less a service fee and a processing fee per share sold, as discussed above under “—Summary of Participation Fees.”

•

Batch Order:  A batch order is an accumulation of sales requests made by Plan participants that are submitted together by the Plan Administrator for execution as a collective request. You should consider making a batch order if you do not need your sale transaction processed immediately, or if you are interested in effecting your sale at the lowest cost offered by the Plan Administrator. Unless you specify a market order when providing your sale instructions to the Plan Administrator, your request will be processed as a batch order. All sale requests received in writing will be processed as batch order sales. In addition, specific requests for batch order sales may be submitted to the Plan Administrator in writing, online through the Plan Administrator’s website at www.computershare.com/nee or by telephoning the Plan Administrator. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five trading days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming sufficient market liquidity exists in the judgment of the Plan Administrator’s independent agent. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions. For this purpose, the Plan Administrator may combine each selling Plan participant’s shares with those of other selling Plan participants. In every case of a batch order sale, the price to each selling Plan participant will be the weighted average sale price obtained by the Plan Administrator’s independent agent for each aggregate order placed by the Plan Administrator and executed by the independent agent, less a service fee and a processing fee per share sold, as discussed above under “—Summary of Participation Fees.”

Proceeds of sale are normally paid by check and normally will be distributed within one business day after your sale transaction has settled.

The Plan Administrator reserves the right to decline to process a sale of shares if it determines, in its sole discretion, that supporting legal documentation is required and has not been provided to it. In addition, no person will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one other than the Plan Administrator will select the independent agent through or from which sales are to be made.

Because the Plan Administrator will arrange for the sale of shares, neither NextEra Energy nor any Plan participant has the authority or power to control either the timing or the pricing of shares sold. Therefore, you will not be able to time precisely your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of NextEra Energy common stock. As a result, if you submit a request for a sale, it is possible that the market price of NextEra Energy common stock could rise or fall before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you can choose to withdraw the shares you wish to sell from the Plan, have them registered in your own name through the direct registration system, or “DRS,” or in the name of your broker, and conduct the transaction through a broker of your choice.

If your total holdings in the Plan fall below one share, the Plan Administrator may liquidate the fractional share, remit the proceeds to you by check, and close your Plan account. The amount of the check will be based on the then-current market value of the fractional share, less a service fee and a processing fee per share sold, as discussed above under “—Summary of Participation Fees.”

Gifts or Transfers of Shares

You can give or transfer shares from your Plan account to anyone you choose by:

•	making an initial cash investment of at least $250 to establish an account in the recipient’s name;

•	submitting an optional cash investment on behalf of an existing Plan participant in an amount of not less than $100 or more than $25,000;

•	transferring shares from your Plan account to the account of an existing Plan participant; or

•	transferring a whole number of shares from your account to a recipient outside the Plan.

You may transfer shares to the accounts of existing Plan participants or establish a new account. If your investments or transfers are made to an existing account, the dividends on the shares credited pursuant to such investments or transfers will be reinvested in accordance with the elections made on the existing account. New Plan participants may elect any of the dividend investment options by completing an enrollment form.

When authorizing a transfer of shares, you must send written instructions to the Plan Administrator and must have your signature on the letter of instruction medallion guaranteed by a financial institution participating in the Medallion Signature Guarantee program. A Medallion Signature Guarantee is a special guarantee for securities that may be obtained through a financial institution such as a broker, bank, savings and loan association or credit union. The guarantee ensures that the individual requesting the transfer of securities is the owner of those securities. Most banks and brokers participate in the Medallion Signature Guarantee program.

If you need additional assistance regarding the transfer of your shares, please telephone the Plan Administrator. You also may find information and obtain forms on the Plan Administrator’s website at www.computershare.com/nee.

Safekeeping of Shares in Book-Entry Form

Shares of NextEra Energy common stock that you buy under the Plan will be maintained in your Plan account in book-entry, rather than certificate, form. You may deposit any other shares of NextEra Energy common stock that you hold in certificate form into your Plan account for “safekeeping” to be held in book-entry form, at no cost to you. Deposited shares will be credited to your account. You also may contribute shares you hold in book-entry form through DRS into your Plan account by writing to or telephoning the Plan Administrator. Following any deposit of stock certificates or contribution of DRS shares into your Plan account, these shares will be treated in the same manner as shares purchased through the Plan, affording you the option of reinvesting your dividends and selling these shares through the Plan.

Depositing stock certificates into your Plan account is advantageous because you no longer bear the risk and cost associated with the loss, theft or destruction of stock certificates. To deposit stock certificates for safekeeping, complete the tear-off section of your account statement or write a letter of instruction and send it, along with your stock certificates, to the Plan Administrator at:

NextEra Energy Dividend Reinvestment and Direct Stock Purchase Plan

c/o Computershare Trust Company, N.A.

P.O. Box 43078

Providence, RI 02940-3078

NextEra Energy and the Plan Administrator recommend that you send your stock certificates by registered mail and insured for 3% of the value of the related shares. Please do not endorse the certificates or complete the assignment section.

Withdrawal of Shares from Your Plan Account

At any time, you may withdraw shares from your Plan account, free of charge, and obtain the withdrawn shares in book-entry form through DRS upon written request to the Plan Administrator. You also may request the Plan Administrator to issue a physical stock certificate. Stock certificates may be requested by telephoning the Plan Administrator or by submitting a request to the Plan Administrator in writing or through the Plan Administrator’s website at www.computershare.com/nee.

Only whole shares may be withdrawn from your Plan account. If your request involves a fractional share, a check for the value of the fractional share will be mailed to you. The amount of the check will be based on the then-current market value of the fractional share, less a service fee and a processing fee per share sold, as discussed above under “—Summary of Participation Fees.” The Plan Administrator will establish the book-entry position through DRS representing the withdrawn shares within five trading days after receiving your request.

Book-entry positions through DRS will be established in the name or names in which your Plan account is registered, unless the Plan Administrator is otherwise instructed. If the book-entry position through DRS is to be established in a name other than the name appearing in your Plan account registration, the signature on the instructions or stock power you provide must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program, as described above under “—Gifts or Transfers of Shares.”

No Pledging of Shares

You may not pledge any shares of common stock held in your account as collateral for a loan or other obligation. If you wish to pledge shares held in your Plan account, you first must withdraw from your Plan account the number of shares you propose to pledge.

Statements of Account

If you participate in dividend reinvestment, the Plan Administrator will mail you a statement after each reinvestment showing all of your year-to-date transactions (including shares, amounts invested or purchase prices) and other account information. Supplemental statements or notices will be sent when you make an optional cash investment or a deposit, transfer or withdrawal of shares.

You may elect to receive all statements or notices electronically when enrolling or changing your participation options through the Plan Administrator’s website at www.computershare.com/nee.

If you do not participate in dividend reinvestment, the Plan Administrator will send you a statement or notice confirming any transactions you make under the Plan. If you continue to be enrolled in the Plan, but have no transactions in a given year, you will receive an annual statement. You may, however, request at any time a statement of your account from the Plan Administrator for the current year and for prior years. There will be a fee for obtaining any prior-year statement, as discussed above under “—Summary of Participation Fees.” You also may obtain information about your account online through the Plan Administrator’s website at www.computershare.com/nee.

For shares acquired in the Plan after January 1, 2011, specific cost basis information will be included in your statement in accordance with applicable law. Please retain your account statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

You should notify the Plan Administrator promptly of any change in your address or, if you elect to receive communications electronically, your e-mail address, to ensure that you receive all notices, statements and reports regarding your participation in the Plan.

Termination of Participation

You may terminate your participation in the Plan at any time by either telephoning the Plan Administrator or delivering written instructions to the Plan Administrator. The termination request must be made by all registered holders listed on the account.

If a termination request is received near a record date for an account whose dividends are to be reinvested, the Plan Administrator, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on your behalf. If reinvestment is made, the Plan Administrator will process the termination request as soon as practicable, but in no event later than five trading days after the reinvestment is complete.

Upon termination of your participation in the Plan, you must choose either to receive the number of whole shares held in your account in book-entry form through DRS and a check for the value of any fractional share, or to have all of the shares in your account sold for you as described above under “—Sale of Shares.” If you choose to receive a check for the value of the fractional share, that payment will be based on the then-current market value of the fractional share, less a service fee and a processing fee per share sold, as discussed above under “—Summary of Participation Fees.” If you choose to receive the shares, they will be credited to a book-entry account through DRS established in the same name or names under which your Plan account is registered. The Plan Administrator will send any sale proceeds to you as soon as reasonably practicable.

Other Information About the Plan

Business Day and Trading Day.  As used in the Plan, “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banks are open for business in New York City, and “trading day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which trading occurs on the NYSE.

Stock Splits, Stock Dividends and Other Distributions.  If dividends are paid in NextEra Energy common stock, or if NextEra Energy common stock is distributed in connection with any stock split or similar transaction, each account balance will be adjusted to reflect the receipt of the common stock paid or distributed. You will receive a statement indicating the number of shares paid or distributed as a result of the transaction.

Other Capitalization Changes.  If there occurs any other transaction that results in the number of outstanding shares of NextEra Energy common stock being increased or decreased, such as a recapitalization, reclassification, reverse stock split or other combination of shares of common stock, or other increase or decrease in shares of common stock effectuated without receipt of consideration by NextEra Energy, each account balance will be adjusted to reflect the results of the transaction. You will receive a statement indicating the effects of the transaction on your account balance.

Voting of Shares.  The NextEra Energy shares in your Plan account will be voted at each meeting of shareholders in accordance with your voting instructions if your proxy is timely and properly submitted. If you do not provide any voting instructions, but timely and properly submit your proxy, all of your shares will be voted in accordance with the recommendations of the NextEra Energy board of directors. If you do not timely and properly submit your proxy, none of your shares will be voted unless you vote in person at the meeting of shareholders.

Shareholder Communications.  Plan participants will receive all communications sent to all holders of NextEra Energy common stock. Plan participants that elect to receive shareholder communications electronically may receive these communications by e-mail instead of in paper form. Plan participants also can obtain current financial and other information about NextEra Energy by telephoning Shareholder Services at 1-800-222-4511, or by visiting the Investors section of the NextEra Energy website at www.nexteraenergy.com.

Liability of NextEra Energy, the Plan Administrator and the Independent Agent.  Neither NextEra Energy or any of its subsidiaries nor the Plan Administrator or its independent agent will be liable for any act performed in good faith or required by applicable law or for any omission to act made in good faith. This limitation of liability includes, but is not limited to, any claims of liability for:

•	failure to terminate an account upon the death of a participant before receiving written notice of such death and a request to terminate participation from a qualified representative of the deceased;

•	failure by a participant to receive communications regarding the Plan, when the participant fails to update changes to the address or e-mail address on file with the Plan Administrator;

•	purchase or sale prices reflected in a participant’s Plan account or the dates of purchases or sales of a participant’s Plan shares; or

•	any fluctuation in the market value of a participant’s Plan shares after any purchase or sale of shares.

NextEra Energy, its subsidiaries, any of their respective agents and the Plan Administrator will not have any duties, responsibilities or liabilities other than those expressly set forth in the Plan or as imposed by applicable laws. Since the Plan Administrator has assumed all responsibility for administering the Plan, NextEra Energy and its subsidiaries specifically disclaim any responsibility for any actions or inactions of the Plan Administrator or its independent agent in connection with the administration of the Plan. None of the directors, officers, employees or shareholders of NextEra Energy or any of NextEra Energy’s subsidiaries will have any personal liability under the Plan.

The foregoing limitation of liability does not represent a waiver of any rights you may have under applicable securities laws.

Plan Suspension, Modification or Termination.  NextEra Energy reserves the right to suspend, modify or terminate the Plan at any time. You will receive notice of any suspension, material modification or termination. If you elect to receive your account information electronically, NextEra Energy may send any of these notices by e-mail. NextEra Energy and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

Change of Eligibility; Termination of Participation.  The Plan is designed for long-term investors who wish to invest and build their ownership of NextEra Energy common stock over time. The Plan is not intended to provide holders of shares of common stock with a mechanism for generating assured short-term profits through rapid turnover of shares acquired at a discount. Further, the Plan’s intended purpose precludes any individual or entity from establishing a series of related accounts for the purpose of conducting arbitrage operations or exceeding the optional monthly cash investment limit. You should not use the Plan to engage in short-term trading activities that could change the normal trading volume of NextEra Energy common stock. If you engage in short-term trading activities, NextEra Energy may prevent you from participating in the Plan. NextEra Energy reserves the right to deny, suspend or terminate participation by a Plan participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such an event, the Plan Administrator will notify the participant in writing of its action and will continue to maintain the participant’s shares in book-entry form through DRS, but will no longer reinvest the participant’s dividends or accept optional cash investments from the participant.

Foreign Investors.  You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or, if you are a corporation or other entity, where you are organized or domiciled. If you are a citizen of, or organized or domiciled in, a country other than the United States, you should confirm that by participating in the Plan you will not violate local laws governing, among other matters, taxes, currency and exchange controls, stock registration and foreign investments. NextEra Energy reserves the right to terminate the participation of any investor in the Plan if it deems termination to be advisable under any foreign laws or regulations. Foreign investors will be subject to tax withholding requirements, as discussed in this prospectus under “U.S. Federal Income Tax Information.”

Multiple Accounts.  NextEra Energy reserves the right to aggregate all optional investments for Plan participants with more than one account using the same name, address or social security or taxpayer identification number. NextEra Energy also may aggregate Plan accounts that it believes to be under common control or management or to have common ultimate beneficial ownership. If NextEra Energy exercises its rights to aggregate investments and the resulting investment in the Plan would exceed $25,000 per month without a request for waiver approved by NextEra Energy, the amount in excess of $25,000 will be returned without interest as promptly as reasonably practicable.

Change of Plan Administrator.  NextEra Energy reserves the right to terminate Computershare as Plan Administrator and appoint another institution to serve as Plan Administrator, or to administer the Plan itself. All participants will receive notice, which may be by e-mail to participants electing to receive communications electronically, of any such change.

Transfer Agent and Registrar.  Computershare Investor Services, LLC, an affiliate of the Plan Administrator, presently acts as transfer agent, registrar and dividend paying agent for the NextEra Energy common stock.

No Profit or Dividends Assured.  NextEra Energy cannot assure you of a profit or protect you against a loss on shares of NextEra Energy common stock that you purchase or sell under the Plan. The payment of dividends on NextEra Energy common stock is at the discretion of the NextEra Energy board of directors and will depend upon such factors as the board of directors deems relevant. There can be no assurance as to the declaration or payment of any dividends on NextEra Energy common stock.

Interpretation of the Plan.  NextEra Energy’s officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. NextEra Energy reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with the Plan’s operations. Any such determination by NextEra Energy will be conclusive and binding on participants in the Plan.

Summary of Important Deadlines

Dividend Reinvestment

Action	Deadline
Initial enrollment	Available anytime. Dividend reinvestment will begin with the dividend payable after the first record date following your initial enrollment and deposit of certificates or purchase of shares in the Plan.

To change dividend reinvestment options for a particular dividend, the Plan Administrator must receive written notice of any change:	By the business day before the record date for that dividend

Shares will be credited to your Plan account in connection with any reinvestment:	On the dividend payment date, if the shares are acquired from NextEra Energy, or following the last day on which all purchases for the dividend payment are completed, if the shares are acquired from third parties

Initial and Optional Cash Investments up to $25,000

Action	Deadline
Initial enrollment	Available anytime

Receipt of funds by the Plan Administrator for initial and optional cash investments	No later than the second business day before the investment date for such month (which investment date is the 15th day of such month or, if this date is not a trading day on the NYSE, the next trading day)

Requests for refunds of investment	The Plan Administrator must receive your written request no later than the second business day before the investment date.

Automatic withdrawals from bank accounts	Allow three to four weeks for first withdrawal to be initiated. Funds will be withdrawn on the 10th day of each month, or the next business day if that day is not a business day.

Changes to automatic withdrawals from bank accounts	The Plan Administrator must receive your written notice at least seven business days before the next scheduled cash withdrawal.

Shares will be credited to your Plan account in connection with any such optional cash investment:	On the monthly investment date, if the shares are acquired from NextEra Energy, or following the last day on which all purchases using optional cash investments are completed, if the shares are acquired from third parties

Optional Cash Investments in Excess of $25,000 Pursuant to Requests for Waiver

Action	Deadline
Obtain information on requests for waiver for a particular month by telephoning NextEra Energy at (888) 556-2399	Fifth business day before the first calendar day of that month

Submission of requests for waiver to NextEra Energy	No later than 3:00 p.m. Eastern Time on the third business day before the first day of the applicable pricing period

Approval or denial of requests for waiver by NextEra Energy	By 5:00 p.m. Eastern Time on the second business day before the first day of the applicable pricing period

Receipt of funds by the Plan Administrator for optional cash investments in excess of $25,000	No later than 2:00 p.m. Eastern Time on the business day before the first day of the applicable pricing period

Return of uninvested funds	Within five business days after the last day of the applicable pricing period, as extended, without interest

Shares will be credited to your Plan account in connection with any such optional cash investment:	On the last day of the pricing period or, if NextEra Energy uses the “continuous settlement feature,” within three trading days after each purchase date

Sale of Plan Shares

Action	Deadline
Request a “market order” to sell your shares at current market prices	The Plan Administrator will place these orders promptly upon request if during NYSE trading hours (normally, 9:30 a.m. to 4:00 p.m. Eastern Time); if after 4:00 p.m. Eastern Time, your market order will be placed the next trading day.

Settlement of “market order” sales	Checks generally will be distributed within one business day after the sale transaction has settled.

Request a “batch order” to sell your shares in a batch with other Plan participants desiring to make sales	Orders will be processed within five trading days after the Plan Administrator receives your order.

Settlement of “batch order” sales	Checks generally will be distributed within one business day after the sale transaction has settled.

USE OF PROCEEDS

NextEra Energy will receive proceeds from purchases of NextEra Energy common stock through the Plan only if the purchases are made directly from NextEra Energy. NextEra Energy intends to add any such proceeds to its general funds. NextEra Energy and its subsidiaries use the general funds for corporate purposes, including working capital and capital expenditures.

NextEra Energy will not receive any proceeds from shares purchased by the Plan Administrator from third parties.

NextEra Energy does not know the number of shares that participants will purchase under the Plan or the prices at which the shares will be sold to participants.

U.S. FEDERAL INCOME TAX INFORMATION

The information set forth below summarizes the material U.S. federal income tax consequences of participation in the Plan. The information in this section is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury regulations thereunder, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. Future legislation, Treasury regulations, administrative interpretations and practices or court decisions could significantly change the current law or adversely affect existing interpretations of current law. Any change could apply retroactively to transactions preceding the date of the change.

This summary applies to U.S. taxpayers only, except where otherwise stated. This discussion assumes that you hold NextEra Energy common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). The information is not intended to be a complete description of all U.S. federal income tax consequences and does not address any of the state, local or foreign tax consequences of participation in the Plan. Participants should consult their own tax advisers with respect to the U.S. federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.

Dividend Income

In general, distributions paid on NextEra Energy common stock are taxable to you as dividends to the extent of the current or accumulated earnings and profits of NextEra Energy, as determined under U.S. federal income tax principles. To the extent that such distributions exceed NextEra Energy’s current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, your basis in the NextEra Energy common stock, but not below zero, and then will be treated as gain from the sale of such stock. Some corporate shareholders may be entitled to a dividends-received deduction with respect to amounts treated as ordinary dividend income.

If you participate in the Plan and your reinvested distributions are used to purchase newly issued shares of NextEra Energy common stock or shares from NextEra Energy’s treasury, your distribution for federal income tax purposes will be equal to the fair market value of the shares of common stock that you receive pursuant to such reinvestment, which generally will be determined on the same basis on which NextEra Energy determines the purchase price of the shares you receive. As described above, the reinvested distribution will be treated as a taxable dividend to you to the extent paid from NextEra Energy’s current or accumulated earnings and profits. Distributions that are reinvested in shares of NextEra Energy common stock purchased in the open market will be treated as a taxable dividend to you in an amount equal to the purchase price of such shares (to the extent paid from NextEra Energy’s current or accumulated earnings and profits). If NextEra Energy pays any brokerage fees on your behalf, the amount of any such fees will be additional taxable income to you to the extent NextEra Energy has current or accumulated earnings and profits.

Optional Cash Investments

If you participate in the Plan’s automatic dividend reinvestment feature and you make optional cash investments in NextEra Energy common stock under the Plan, you will be treated for federal income tax purposes as having received a distribution in an amount equal to the excess, if any, of the fair market value of the common stock purchased over the amount of your optional cash investment, taking into account any waiver discount. Because the purchase price of shares acquired in connection with optional cash investments up to $25,000 in any month under the Plan will equal the fair market value of the shares of common stock purchased, these purchases will not create a distribution for federal income tax purposes. If a waiver discount is granted for purchases in excess of $25,000 in any month, a distribution may be created for federal income tax purposes. This distribution will be treated as a taxable dividend to you to the extent paid from NextEra Energy’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles described above.

The federal income tax consequences of buying shares at a waiver discount through the Plan are not entirely clear if you make optional cash investments but do not participate in the Plan’s automatic dividend reinvestment feature. Newly enrolled participants who are making their initial investment in the common stock through the optional cash investment feature of the Plan and therefore are not currently NextEra Energy shareholders should not be treated as receiving a distribution from NextEra Energy, even if a discount is offered. In light of this uncertainty, however, NextEra Energy intends to treat current shareholders that buy shares at a waiver discount through the Plan as having received a distribution in an amount equal to the excess, if any, of the fair market value of the common stock purchased over the amount of any optional cash investment, taking into account any waiver discount. This distribution will be treated as a taxable dividend to the extent paid from NextEra Energy’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles described above. Because the tax treatment of such a waiver discount is unclear, no assurance can be given of the position that the Internal Revenue Service, or “IRS,” would take in this regard, and investors in this situation should consult their tax advisers to determine how to treat the waiver discount for federal income tax purposes. If NextEra Energy pays any brokerage fees on your behalf, the amount of any such fees will be additional taxable income to you (to the extent NextEra Energy has current or accumulated earnings and profits).

Tax Basis of Shares

For federal income tax purposes, the tax basis of shares of NextEra Energy common stock purchased is generally the purchase price of the shares plus any brokerage commissions paid in connection with the purchase. The tax basis of shares purchased with reinvested dividends generally will equal the total amount of distributions you are treated as having received, as described above. The tax basis of shares of NextEra Energy common stock acquired with optional cash investments generally will equal the total amount of distributions you are treated as having received, as described above, plus the amount of the cash payment for such shares.

The Plan Administrator intends to use the “FIFO” method of computing tax basis (as defined in applicable Treasury regulations) for shares of NextEra Energy common stock acquired by or for you under the Plan. Although recent Treasury regulations permit participants in certain dividend reinvestment plans to use the “average basis method” when determining the tax basis of any shares sold, participants in the Plan will not qualify for this treatment. An election to use the “average basis method” with respect to shares of stock acquired in connection with a dividend reinvestment plan is available only if the plan requires the reinvestment of at least 10% of every dividend. The Plan does not contain this requirement.

Holding Period of Shares

The holding period of NextEra Energy common stock purchased with reinvested dividends or optional cash investments, for purposes of determining whether any gain or loss on sale will be a capital gain or loss, begins on the day after the applicable investment or purchase date.

Gains and Losses from the Sale of Shares

You may realize a gain or loss (calculated as described above) at the time your shares are sold by the Plan Administrator or by you after withdrawal of the shares from the Plan. The amount of such gain or loss is based on the difference between the amount you receive for the shares, reduced by the expenses of sale, including brokerage commissions and service fees charged for the sale of shares, and your tax basis in the shares. In general, any gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if you have held the shares for more than one year. You also will recognize a gain or loss when you receive cash payments for fractional shares credited to your account upon your withdrawal from the Plan or upon the Plan’s termination. The amount of such a gain or loss is the difference between the amount which you receive for your fractional shares and your tax basis in such shares. If the shares are capital assets to you, the gain or loss will be a capital gain or loss. Whether the capital gain is long-term or short-term will depend on your holding period. You should consult your tax adviser as to the consequences of a sale of shares in view of your particular circumstances.

Costs of Administration

NextEra Energy will pay all costs of administration of the Plan. Consistent with the conclusion reached by the IRS in a private letter ruling, NextEra Energy intends to take the position that the administrative costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares of common stock. However, because the private letter ruling was not issued to it, NextEra Energy has no legal right to rely on the conclusions of the private letter ruling. Thus, it is possible that the IRS might view your share of the administrative costs as constituting a taxable distribution to you and/or a distribution which reduces the basis in your shares. For this and other reasons, NextEra Energy in the future may take a different position with respect to these costs.

IRS Reports

The Plan Administrator reports dividend income to participants and the IRS on Form 1099-DIV. The Plan Administrator reports the proceeds from the sale of Plan shares to the selling participants and the IRS on Form 1099-B. For non-resident aliens or non-U.S. corporations, partnerships or other entities, the Plan Administrator reports dividend income to the selling participants and the IRS on Form 1042-S.

Dividends Subject to Withholding

Reinvested dividends are subject to federal withholding tax (currently at a rate of 28%) if you fail to provide a taxpayer identification number to the Plan Administrator. In addition, if you are a non-resident alien or a non-U.S. corporation, partnership or other entity, your dividends will be subject to federal withholding tax

(currently at a rate of 30%) unless you or your intermediary provides an appropriate Form W-8 to the Plan Administrator documenting your entitlement to an exemption from, or a reduced rate of, withholding tax. In any case in which federal income taxes are required to be withheld, the Plan Administrator reinvests an amount equal to the dividends less the amount of tax withheld. For IRS reporting purposes, the amount of the tax withheld is included in the holder’s dividend income.

Foreign Account Tax Compliance Act

On February 8, 2012, the United States Treasury Department issued proposed regulations relating to the Foreign Account Tax Compliance Act, or “FATCA,” which was enacted in March 2010. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, NextEra Energy common stock if paid to a foreign entity (whether such foreign entity is the beneficial owner or an intermediary) unless (1) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (2) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (3) the foreign entity is otherwise excepted under FATCA. Under the proposed regulations, withholding is required (a) with respect to dividends on NextEra Energy common stock beginning on January 1, 2014, and (b) with respect to gross proceeds from a sale or other disposition of NextEra Energy common stock that occurs on or after January 1, 2015.

Notwithstanding the foregoing, the proposed regulations will not be effective until issued in final form. There can be no assurance either as to when final regulations relating to FATCA will be issued or as to the particular form that those final regulations might take. If withholding is required under FATCA on a payment related to NextEra Energy common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such a payment generally will be subject to FATCA withholding and, even if an exception or reduction continues to apply, will be required to seek a refund or credit from the IRS to obtain the benefit of such an exemption or reduction. NextEra Energy will not pay any additional amounts in respect of amounts withheld under FATCA. Prospective investors should consult their own tax advisers regarding the effect of FATCA in their particular circumstances.

PLAN OF DISTRIBUTION

Except to the extent that the Plan Administrator purchases shares of NextEra Energy common stock in the open market through its independent agent, NextEra Energy will sell directly to the Plan Administrator the shares of NextEra Energy common stock acquired under the Plan. No processing fees will be payable by any participant in connection with such purchases of common stock from NextEra Energy.

In connection with any investment in which the Plan Administrator purchases shares of NextEra Energy common stock in the open market through its independent agent, a participant will be required to pay a processing fee per share purchased. Upon withdrawal by a participant from the Plan by the sale of shares of NextEra Energy common stock held under the Plan, the participant will receive the proceeds of that sale, less any applicable withholding, transfer or other taxes, and will be required to pay a processing fee per share sold and the applicable service fee. For information about such fees, see “Description of the Plan—Summary of Participation Fees.”

NextEra Energy may sell common stock to persons, including brokers or dealers and other financial intermediaries, that, in connection with any resales of those shares, may be deemed to be underwriters within the meaning of the Securities Act of 1933. NextEra Energy has no arrangements or understandings, formal or informal, with any person relating to the sale of shares of NextEra Energy common stock to be received under the Plan.

NextEra Energy reserves the right to deny, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

The NextEra Energy common stock is currently listed on the NYSE and trades under the symbol “NEE.”

NextEra Energy common stock may not be available under the Plan in all states or other jurisdictions. NextEra Energy is not making an offer to sell NextEra Energy common stock in any state or other jurisdiction where the offer or sale is not permitted.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from NextEra Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of NextEra Energy, Inc. and subsidiaries’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Hogan Lovells US LLP, Washington, D.C., counsel to NextEra Energy, will pass upon the validity of the NextEra Energy common stock offered pursuant to this prospectus.

NEXTERA ENERGY, INC.

Dividend Reinvestment and Direct Stock Purchase Plan

4,000,000 Shares of Common Stock

Prospectus dated April 20, 2012

001CSN0818

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth below. All amounts other than the SEC filing fee are estimated:

SEC filing fee for registration statement	$12,327
Legal fees	50,000
Accounting fees	10,000
Printing and mailing fees	25,000
Fees of plan administrator (estimated for one year)	45,000
Miscellaneous	32,673

Total	$175,000

In accordance with Rule 415(a)(6) under the Securities Act of 1933, no additional SEC filing fee is owed in respect of 2,278,999 shares of common stock that are included in this registration statement and that were previously registered (and in respect of which an SEC filing fee of approximately $7,204 was paid), but were not sold, pursuant to Registration Statement No. 333-159011, filed on May 6, 2009, as amended.

Item 15.	Indemnification of Officers and Directors.

Section 607.0850 of the Florida Statutes generally permits NextEra Energy to indemnify its directors, officers, employees or other agents who are subject to any third-party actions because of their service to NextEra Energy if such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of NextEra Energy. If the proceeding is a criminal one, such person must also have had no reasonable cause to believe his conduct was unlawful. In addition, NextEra Energy may indemnify its directors, officers, employees or other agents who are subject to derivative actions against expenses and amounts paid in settlement which do not exceed, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, including any appeal thereof, actually and reasonably incurred in connection with the defense or settlement of such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of NextEra Energy. To the extent that a director, officer, employee or other agent is successful on the merits or otherwise in defense of a third-party or derivative action, such person will be indemnified against expenses actually and reasonably incurred in connection therewith. This section of the Florida Statutes also permits NextEra Energy to further indemnify such persons by other means unless a judgment or other final adjudication establishes that such person’s actions or omissions which were material to the cause of action constitute (1) a crime (unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it unlawful), (2) a transaction from which he derived an improper personal benefit, (3) an action in violation of Florida Statutes Section 607.0834 (relating to unlawful distributions to shareholders), or (4) willful misconduct or a conscious disregard for the best interests of NextEra Energy in a proceeding by or in the right of NextEra Energy to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

Furthermore, Florida Statutes Section 607.0831 provides, in general, that no director shall be personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his duties as a director, and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a circumstance under which the liability provisions of Florida Statutes Section 607.0834 are applicable, (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk (A) known, or so obvious that it should have been known, to the director, and (B) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

NextEra Energy’s bylaws provide generally that NextEra Energy shall, to the fullest extent permitted by law, indemnify all of its directors and officers, directors, officers, or other employees serving as a fiduciary of an employee benefit plan of NextEra Energy, as well as any employees or agents of NextEra Energy or other persons serving at the request of NextEra Energy in any capacity with any entity or enterprise other than NextEra Energy to whom NextEra Energy has agreed to grant indemnification (each, an “Indemnified Person”) to the extent that any such person is made a party or threatened to be made a party or called as a witness or is otherwise involved in any action, suit, or proceeding in connection with his status as an Indemnified Person. Such indemnification covers all expenses incurred by any Indemnified Person (including attorneys’ fees) and all liabilities and losses (including judgments, fines and amounts to be paid in settlement) incurred thereby in connection with any such action, suit or proceeding.

NextEra Energy carries insurance permitted by the laws of Florida on behalf of directors, officers, employees or agents which may cover, among other things, liabilities under the Securities Act of 1933.

Item 16.	Exhibits.

(a)	Exhibits

The Exhibit Index filed herewith is incorporated herein by reference.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Juno Beach, State of Florida, on April 20, 2012.

NEXTERA ENERGY, INC.

By:	/s/ LEWIS HAY, III
Lewis Hay, III Chairman and Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints the agent for service named in this Registration Statement as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of April 20, 2012.

Signature	Title

/s/ LEWIS HAY, III Lewis Hay, III	Chairman and Chief Executive Officer and Director (Principal Executive Officer)

/s/ MORAY P. DEWHURST Moray P. Dewhurst	Vice Chairman and Chief Financial Officer, and Executive Vice President-Finance (Principal Financial Officer)

/s/ CHRIS N. FROGGATT Chris N. Froggatt	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

/s/ SHERRY S. BARRAT Sherry S. Barrat	Director

/s/ ROBERT M. BEALL, II Robert M. Beall, II	Director

Signature	Title

/s/ J. HYATT BROWN J. Hyatt Brown	Director

/s/ JAMES L. CAMAREN James L. Camaren	Director

/s/ KENNETH B. DUNN Kenneth B. Dunn	Director

/s/ J. BRIAN FERGUSON J. Brian Ferguson	Director

/s/ TONI JENNINGS Toni Jennings	Director

/s/ OLIVER D. KINGSLEY, JR. Oliver D. Kingsley, Jr.	Director

/s/ RUDY E. SCHUPP Rudy E. Schupp	Director

/s/ WILLIAM H. SWANSON William H. Swanson	Director

/s/ MICHAEL H. THAMAN Michael H. Thaman	Director

/s/ HANSEL E. TOOKES, II Hansel E. Tookes, II	Director

EXHIBIT INDEX

Exhibit No.	Description

4(a)	Restated Articles of Incorporation of NextEra Energy, Inc. (filed as Exhibit 3(i) to Form 10-Q for the quarter ended June 30, 2010, File No. 1-8841, and incorporated by reference herein).

4(b)	Amended and Restated Bylaws of NextEra Energy, Inc., as amended through May 21, 2010 (filed as Exhibit 3(ii) to Form 10-Q for the quarter ended June 30, 2010, File No. 1-8841, and incorporated by reference herein).

5	Opinion of Hogan Lovells US LLP with respect to validity of the shares registered.

23(a)	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23(b)	Consent of Hogan Lovells US LLP (included in Exhibit 5).

24	Power of Attorney (included on the signature page of this registration statement).

E-1